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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                               AMENDMENT NO. 2 TO
                                   SCHEDULE TO
                             TENDER OFFER STATEMENT
                                      Under
                       SECTION 14(d)(1) OR 13(e)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                 FINAL AMENDMENT
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                                  RESONATE INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

          Options to Purchase Common Stock, Par Value $0.0001 Per Share
                         (Title of Class of Securities)

                                      n/a*
                      (CUSIP Number of Class of Securities)

                                Peter R. Watkins
                      President and Chief Executive Officer
                                  Resonate Inc.
                             385 Moffett Park Drive
                           Sunnyvale, California 94089
                                 (408) 548-5500
       (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                   Copies to:

                              Aaron J. Alter, Esq.
                            Michelle L. Whipkey, Esq.
                        Wilson Sonsini Goodrich & Rosati,
                            Professional Corporation
                               650 Page Mill Road
                        Palo Alto, California 94304-1050
                                 (650) 493-9300

                            CALCULATION OF FILING FEE
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               TRANSACTION VALUATION+                     AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
 $1,370,000.............................................   Previously Paid
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  + Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 667,000 shares of common stock of Resonate Inc. having an aggregate value of $1,370,000 as of May 31, 2001 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                          Amount Previously Paid: $274
                       Form or Registration No.: 5-60179.
                           Filing Party: Resonate Inc.
                    Date Filed: June 24, 2001; July 7, 2001.

 [ ]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

 [ ]third party tender offer subject to Rule 14d-1.
 [X]issuer tender offer subject to Rule 13e-4.
 [ ]going-private transaction subject to Rule 13e-3.
 [ ]amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

  * There is no trading market or CUSIP Number for the options. The CUSIP Number for the underlying common stock is 76115Q.
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

         This Amendment No. 2, our Final Amendment to our Offer to Exchange, amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 25, 2001, as amended by the Schedule TO-I/A filed with the Securities and Exchange Commission on July 7, 2001 (as so amended, the "Schedule TO").

         The Offer to Exchange, including all withdrawal rights, expired at 5:00 p.m., Pacific Daylight Time, on Friday, July 27, 2001. Pursuant to the terms and conditions of the Offer to Exchange, a total of eighty-two (82) eligible employees elected to participate in the exchange program. Those eighty-two (82) employees tendered a total of 611,548 eligible options to purchase our common stock, which we accepted for cancellation, in return for promises to grant new options on the grant date of January 31, 2002.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                RESONATE INC.



                                                /s/  Robert C. Hausmann
                                                ------------------------------
                                                Robert C. Hausmann
                                                Chief Financial Officer